UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

3M COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

File No. 1-3285	41-0417775
(Commission File Number)	(IRS Employer Identification No.)

3M Center, St. Paul, Minnesota	55144-1000
(Address of Principal Executive Offices)	(Zip Code)

Mark Copman, Vice President

3M Sourcing Operations

(651) 733-1110

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report (Form SD) for 3M Company (“3M,” “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2014.

Conflict Minerals are defined by the Securities and Exchange Commission (SEC) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”).  During calendar year 2014, 3M manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

3M therefore conducted a “reasonable country of origin inquiry” (RCOI) to determine whether any of those minerals: (1) originated in the Democratic Republic of Congo (DRC), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, the “Covered Countries”); or (2) are from recycled or scrap sources.

A.            Introduction:

1.               3M’s Business: 3M is a diversified technology company with a global presence in the following five businesses:  Industrial; Safety and Graphics; Electronics and Energy; Health Care; and Consumer.  3M is among the leading manufacturers of products for many of the markets it serves.  These businesses have worldwide responsibility for virtually all 3M product lines.

2.               3M Supply Chains:  3M supply chains are complex, including thousands of suppliers spread over different tiers in those chains.  Supplied materials are used in products serving numerous industry sectors.  3M is typically many tiers from smelters or refiners that would have information on mines supplying 3TG.  Moreover, to the extent 3TG are present in 3M products the content may be at trace levels.  Supply chains are improving their capacity to obtain and transmit smelter identities, but there can be long delays, incomplete data and extensive supplier follow-up. Obtaining information regarding smelters, refiners and mine location is therefore challenging.

3.               3M’s Conflict Minerals Policy: As disclosed in our Form SD filed on June 2, 2014, 3M adopted a Conflict Minerals Policy (“Policy”) in July, 2011.  The Policy applies to all 3M suppliers.  It was updated in November 2012 following the SEC’s adoption of the final conflict minerals rule (“Final Rule”), and is available on our website along with other information on 3M’s conflict minerals program.   3M expects its suppliers to: (a) supply materials that are “DRC conflict free”; (b) adopt a conflict minerals policy consistent with 3M’s; (c) implement management systems to support compliance with their conflict minerals policy; and (d) require their suppliers to take the same steps.

4.               3M’s Commitment to Industry Participation in the Conflict Free Sourcing Initiative (CFSI): As a downstream company that does not typically contract directly with 3TG smelters or refiners, 3M actively collaborated with others in the industry through participation in the Conflict Free Sourcing Initiative (CFSI), which evolved from the Electronic Industry

Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI).  The CFSI is a broad-based initiative to develop control systems regarding smelters and refiners through independently validated audits under CFSI’s Conflict Free Smelter (CFS) program.  Over 200 companies and associations across seven different industries participate in the CFSI.  In furtherance of our commitment to industry collaborative controls and the CFS program in particular, in January 2014 3M made a donation to the CFSI Initial Audit Fund to provide financial assistance to smelters for their first-year audit.  The Fund is intended to eliminate barriers to smelter participation in the CFS program.  In addition, 3M was a member of CFSI throughout 2014.  In 2014 we encouraged supplier and other company membership and participation in CFSI.

B.            Description of RCOI:

1.               RCOI Elements:  The elements of 3M’s RCOI were identification and prioritization of suppliers, supplier data collection and an assessment of supplier data to determine whether further due diligence was required.  These basic elements did not change from the previous year’s inquiry.

2.               Prioritized Supplier Inquiry:  In view of 3M’s extensive supply chains, 3M determined that a reasonably designed and good faith inquiry should focus on higher priority suppliers consistent with the Conflict Free Smelter Initiative (CFSI) Reasonable Practices Guidance (subsequently renamed Five Practical Steps to Support SEC Conflict Minerals Disclosure).  3M designated over 50 employees globally as “Conflict Minerals Advisors” (CMAs).  The CMAs and many other knowledgeable 3M personnel identified products containing 3TG necessary to the functionality or production of those products (“Necessary 3TG”).  This process resulted in many product families and individual products being screened out from further inquiry, as not containing Necessary 3TG.  3M then prioritized its review of those products containing Necessary 3TG and the corresponding supply chains taking into account various factors such as estimated content of 3TG, type of mineral, amount of spend, the nature of the supply chain, and supplier location.

3.               Data Collection Via Web-Enabled Supplier Inquiry:   Once the relevant higher priority suppliers (“Supplier Group”) were identified, 3M asked the Supplier Group to provide information about the Necessary 3TG in their products based on the industry standard CFSI Conflict Minerals Reporting Template (CMRT), formerly known as the EICC-GeSI CFSI reporting template.  This request was web-enabled using 3M’s Supplier Regulatory eEnablement (SREE) system.  That system issued three automatic follow-up reminders to those in the Supplier Group who had not responded to the information request.  Additional e-mail reminders were sent to those in the Supplier Group who had not responded, and follow-up phone calls were made with prioritized suppliers.

C.  Results of RCOI

Downstream companies such as 3M are not likely to have direct information on the sources of minerals upstream of the smelters or refiners (SORs) in their supply chains.  Instead, downstream companies rely on available information regarding SORs identified through supplier inquiry.  Accordingly, 3M reviewed supplier responses resulting from the inquiry described in Paragraph B.3 above as well as information from capacity-building interactions and efforts with suppliers to elicit responses and encourage development of conflict minerals programs.  These supplier responses and our capacity-building efforts affirmed information on supply chain maturity gathered through participation in the CFSI program and other industry associations. Although 3M received more SOR names from the Supplier Group for the 2014 reporting year as compared to those received from the Supplier Group for the 2013 reporting year, which indicated progress, the multi-tiered supply chains were still building capacity to pass 3TG-related inquiries and information on SORs up and down those supply chains.  As a downstream company typically several tiers from SORs, 3M relied on information from direct suppliers, many of them smaller and private companies.  These direct suppliers were continuing to build their conflict minerals programs and capacities to transmit conflict mineral information during 2014.

D.  Conclusion

Based on its RCOI 3M has reason to believe that a portion of its Necessary 3TG may have originated in the Covered Countries and has reason to believe that those Necessary 3TG may not be from recycled or scrap sources.  Accordingly, 3M conducted further due diligence on the source and chain of custody of Necessary 3TG contained in products supplied by the Supplier Group.  After conducting the due diligence described in the attached Conflict Minerals Report, 3M determined that based on SOR information provided by the Supplier Group and information available to 3M as a member of CFSI, the SORs identified as sourcing from those Covered Countries have all been validated as using conflict free sourcing practices under the Conflict Free Smelter program.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934, 3M has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://investors.3m.com/financials/sec-filings/default.aspx and are listed under the filing type “SD.” The reference to 3M’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02          Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item   2.01     Exhibits

Exhibit 1.01 – Conflict Minerals Report for the period January 1 to December 31, 2014, as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

3M COMPANY

/s/ Paul A. Keel	June 1, 2015

By: Paul A. Keel,	(Date)

Senior Vice President, Supply Chain